UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Results of Annual Shareholder Meeting

REE Automotive Ltd. (the “Company”) announced today the results of its Annual General Meeting of Shareholders (the “Meeting”) held on March 6, 2025, at the Company’s headquarters at Kibbutz Glil-Yam, Israel.

At the Meeting, the Company’s shareholders voted upon all the proposals on the Meeting’s agenda, each of which is described in more detail in the Company’s Proxy Statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on January 22, 2025.

Each of the agenda items were voted upon and approved by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s Amended and Restated Articles of Association.

Appointment of New Director

On March 6, 2024, our board of directors (the “Board”) determined that it was in the best interest of the Company to increase the size of our Board from six (6) directors to seven (7) directors. In connection therewith, our Board appointed Ayellet (Mimi) Zemah to serve as a director on REE’s Board. Ayellet (Mimi) Zemah will be considered an independent director under the listing rules of the Nasdaq Stock Market. She will also serve on both the audit committee and compensation committee of the Board.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File Nos., 333-261130, 333-272145, 333-278319, 333-282346) and registration statements on Form F-3 (File Nos. 333-266902 and 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

Date: March 10, 2025	By:	/s/ Avital Futterman
	Name:	Avital Futterman
	Title:	General Counsel

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